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Exhibit 12.1

FLYi, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2000	2001	2002	2003	2004
Earnings:
Income before income taxes	$22,812	$56,835	$64,425	$135,250	($266,198)
Less: Capitalized interest	(2,718)	(2,157)	(2,531)	(848)	(1,001)
Add:
Fixed charges	17,253	19,444	22,398	25,122	34,224
Amortization of capitalized interest	164	322	1,499	1,351	573

Adjusted earnings	$37,511	$74,444	$85,791	$160,875	($232,402)

Fixed charges:
Interest expense and capitalized interest	$8,748	$6,989	$6,863	$7,350	$15,716
Amortization of deferred financing costs	353	354	506	531	1,253
Rent expense representative of interest	8,152	12,101	15,029	17,241	17,255

Total fixed charges	$17,253	$19,444	$22,398	$25,122	$34,224

Ratio of earnings to fixed charges	2.17	3.83	3.83	6.40	(6.79	)(1)

(1)
Earnings were inadequate to cover fixed charges by $266.6 million for the year ended December 31, 2004.

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Exhibit 12.1